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Allfirst Financial Inc
Computation of the Ratio of Earnings to Fixed Charges
(In Thousands)

		Years Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998	1997	1996

Excluding interest on deposits
Fixed charges:
Interest on long-term debt and short-term borrowings (a)	78,579	204,583	167,046	143,898	148,110	110,204
Portion of rent deemed representative of the interest factor (b)	4,172	8,189	7,781	8,098	8,113	6,563

Total fixed charges	82,751	212,772	174,827	151,996	156,223	116,767
Earnings:
Net income	97,625	184,844	178,077	218,123	151,188	132,337
Income taxes	46,563	94,921	101,410	124,467	84,301	74,850
Fixed charges	82,751	212,772	174,827	151,996	156,223	116,767

Total earnings	226,939	492,537	454,314	494,586	391,712	323,954
Ratio of earnings to fixed charges	2.74	2.31	2.60	3.25	2.51	2.77
Including interest on deposits
Fixed charges:
Interest on long-term debt and short-term borrowings and deposits (a)	270,604	632,088	530,139	534,178	445,754	315,373
Portion of rent deemed representative of the interest factor (b)	4,172	8,189	7,781	8,098	8,113	6,563

Total fixed charges	274,776	640,277	537,920	542,276	453,867	321,936
Earnings:
Net income	97,625	184,844	178,077	218,123	151,188	132,337
Income taxes	46,563	94,921	101,410	124,467	84,301	74,850
Fixed charges	274,776	640,277	537,920	542,276	453,867	321,936

Total earnings	418,964	920,042	817,407	884,866	689,356	529,123
Ratio of earnings to fixed charges	1.52	1.44	1.52	1.63	1.52	1.64

(a)
Includes the amortization of deferred note issue expenses.
(b)
One third of rents is deemed representative of the interest factor.

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Allfirst Financial Inc Computation of the Ratio of Earnings to Fixed Charges (In Thousands)